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                             April 11, 2023

       William A. Ackman
       Chief Executive Officer
       Pershing Square SPARC Holdings, Ltd./DE
       787 Eleventh Avenue, 9th Floor
       New York, New York 10019

                                                        Re: Pershing Square
SPARC Holdings, Ltd./DE
                                                            Amended
Registration Statement on Form S-1
                                                            Filed March 24,
2023
                                                            File No. 333-261376

       Dear William A. Ackman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form S-1 filed March 24, 2023

       Capitalization, page 105

   1. Please tell us how you determined it was unnecessary to present the sale of the sponsor warrants within your
capitalization table.
       Description of Securities
       Valuation of Sponsor Warrants, page 176

   2. We note your disclosure that other blank check companies have sold 20% of their common stock to their
sponsors for nominal consideration, typically $25,000. Please tell us what consideration
you gave to also referencing the private placements of sponsor warrants or units
containing shares and warrants exercisable at 115% of the unit IPO price in connection with
offerings by other blank check companies.
 William A. Ackman
Pershing Square SPARC Holdings, Ltd./DE
April 11, 2023
Page 2

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.



                                                      Sincerely,
FirstName LastNameWilliam A. Ackman
                                                   Division of Corporation
Finance
Comapany NamePershing Square SPARC Holdings, Ltd./DE
                                                   Office of Real Estate &
Construction
April 11, 2023 Page 2
cc:       Gregory P. Patti, Jr.
FirstName LastName